

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Lei Zhang
Co-Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

>   **Re: Cheche Group Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed January 4, 2024**
>   **File No. 333-274806**

Dear Lei Zhang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Management
Compensation of Directors and Executive Officers, page 198

1.   Please update your executive compensation disclosure for the 2023 fiscal year. Refer to Item 6.B. of Form 20-F.

Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dan Ouyang, Esq.